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                            April 7, 2022

       Karen J. Dearing
       Executive Vice President and Chief Financial Officer
       Sun Communities, Inc.
       27777 Franklin Road, Suite 200
       Southfield, Michigan 48034

                                                        Re: Sun Communities,
Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 22,
2022
                                                            Form 8-K
                                                            Filed February 22,
2022
                                                            File No. 001-12616

       Dear Ms. Dearing:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K Filed on February 22, 2022

       Exhibit 99.1
       2022 Guidance, page viii

   1. We note when providing Core FFO per share guidance in the current year, you have excluded reconciliation
to forecasted earnings per share. Please clarify and/or revise future filings
accordingly. To the extent you are relying on the    unreasonable efforts
                                                        exception in Item
10(e)(1)(i)(B), please revise future filings to disclose this fact and identify any
information that is unavailable and its probable significance. Reference is made to Question 102.10
of the Division   s Compliance and Disclosure Interpretations for
                                                        Non-GAAP Financial
Measures.

                                                        In closing, we remind
you that the company and its management are responsible for the
 Karen J. Dearing
Sun Communities, Inc.
April 7, 2022
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 with any questions.



FirstName LastNameKaren J. Dearing                        Sincerely,
Comapany NameSun Communities, Inc.
                                                          Division of
Corporation Finance
April 7, 2022 Page 2                                      Office of Real Estate
& Construction
FirstName LastName